SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

Onfolio Holdings Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

68277K 207
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

———————

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dominic Benjamin James Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,165,500
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 1,165,500
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.81%*
12	TYPE OF REPORTING PERSON IN

* Percentage calculated based on 5,110,195 shares of common stock, par value $.001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q of Onfolio Holdings Inc., filed with the Securities and Exchange Commission on November 14, 2022.

Item 1(a).
NAME OF ISSUER

The name of the issuer is Onfolio Holdings Inc., a Delaware corporation (the "Company").

Item 1(b).
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1007 North Orange Street, Fourth Floor, Wilmington, Delaware 19801.

Item 2(a).
NAME OF PERSON FILING

This statement is filed by Dominic Benjamin James Wells (the "Reporting Person”).

Item 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business address of the Reporting Persons is 1007 North Orange Street, Fourth Floor, Wilmington, Delaware 19801.

Item 2(c).
CITIZENSHIP

The Reporting Person is a British citizen.

Item 2(d).
TITLE OF CLASS OF SECURITIES

Common stock, par value $0.001 per share.

Item 2(e).
CUSIP NUMBER

 68277K 207                                      .

Item 3.
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)
☐
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)
☐
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)
☐
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)
☐
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)
☐
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)
☐
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)
☐
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)
☐
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
☐
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the  Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
☐
A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)
☐
Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.
OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 4.

Item 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.
NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.
CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 6, 2023

/s/ Dominic Wells
Dominic Wells